UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

DENDREON CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	22-3203193
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1301 2nd Avenue, Suite 3200, Seattle, WA	98101
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series A Junior Participating Preferred Stock	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered.

On September 18, 2002, the Board of Directors (the “Board of Directors”) of Dendreon Corporation (the “Company”) declared a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.001 per share, of the Company (the “Common Stock”), to stockholders of record at the close of business on October 2, 2002. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share (the “Preferred Shares”), at a purchase price of $45.00 per one one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment. The initial description and terms of the Rights were set forth in a Rights Agreement, dated as of September 18, 2002, between the Company and Computershare Shareowner Services LLC (f/k/a Mellon Investor Services LLC), as rights agent (the “Rights Agent”). On May 4, 2012, the Company and the Rights Agent entered into an Amendment No. 1 to Rights Agreement (“Amendment No. 1”) as further described below. The current description and terms of the Rights are set forth in the Rights Agreement, as amended by Amendment No. 1 (the “Rights Agreement”).

The Rights Agreement is intended to help preserve under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), the value of the net operating loss carryovers and other deferred tax assets of the Company (collectively, the “Tax Attributes”). The Company’s ability to use its Tax Attributes would be substantially limited by Section 382 of the Code if there was an “ownership change”. This would occur if the Company’s “5-percent shareholders” (as defined under Section 382) increase their collective ownership in the Company by more than 50 percentage points over a rolling three-year period.

Initially, the Rights are not exercisable and are attached to all certificates representing outstanding Common Shares, and no separate certificate representing Rights (a “Rights Certificate”) will be distributed. Until the earlier to occur of (i) the tenth business day (or such later date as may be determined by action of the Board of Directors) after the date of a public announcement that a person, entity or group of affiliated or associated persons has acquired beneficial ownership of 4.95% or more of the outstanding Common Shares (an “Acquiring Person”) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or entity becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with or without a copy of the Summary of Rights.

Notwithstanding the foregoing, with respect to any person who beneficially owns (for purposes of the Rights Agreement) 4.95% or more of the outstanding Common Shares as of May 7, 2012, the initial public announcement of Amendment No. 1 (such person being referred to in the Rights Agreement as a “Grandfathered Person”), the Distribution Date will not occur unless such Grandfathered Person acquires beneficial ownership of any additional Common Shares, subject to certain exceptions.

Until the Distribution Date, the Rights will be transferable with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire at the earlier of (i) May 3, 2015 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed, (iii) the time at which the Rights are exchanged, (iv) the repeal of Section 382 of the Code if the Board of Directors determines that the Rights Agreement is no longer necessary for the preservation of the Tax Attributes or (v) the beginning of the taxable year of the Company to which the Board of Directors determines that no Tax Attributes may be carried forward.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its associates and affiliates (which will thereafter be void), will have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right (or, if such number of shares is not authorized, the Company may issue cash, property, other securities of the Company or a combination thereof).

Generally, under the Plan, an “Acquiring Person” shall not be deemed to include (i) the Company, (ii) a subsidiary of the Company, (iii) any employee benefit or compensation plan of the Company or any subsidiary of the Company, or (iv) any entity holding Common Shares for or pursuant to the terms of any such employee benefit or compensation plan. In addition, except under limited circumstances, no person or entity shall become an Acquiring Person as the result of the acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person or entity to 4.95% or more of the Common Shares then outstanding. Further, except under certain circumstances, no person shall become an Acquiring Person due to the acquisition of Common Shares directly from the Company.

In the event that, following the date of a public announcement that a person has become an Acquiring Person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger or if the Company is the surviving entity (subject to certain exceptions involving mergers with subsidiaries or where no changes in voting power occur) or (ii) more than 50% of the Company’s assets or earning power is sold or transferred, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right, or one one-hundredth of a Preferred Share (or equivalent preferred shares) for each Common Share, subject to adjustment.

The Purchase Price payable, and the number of Preferred Shares or other securities or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). The exercise of Rights for Preferred Shares is at all times subject to the availability of a sufficient number of authorized but unissued Preferred Shares.

The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidation or combinations of the Common Shares occurring, in any case, prior to the Distribution Date.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares would be entitled to a minimum preferential liquidation payment of $100 per share, but would be entitled to receive an aggregate payment equal to 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount of consideration received per Common Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of one one-hundredth of a Preferred Share should approximate the value of one Common Share. The Preferred Shares would rank junior to any other series of the Company’s preferred stock.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of the number of one one-hundredths of a Preferred Share issuable upon the exercise of one Right, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to the earliest of (i) the tenth business day (or such later date as may be determined by action of the Board of Directors) after the time that a person has become an Acquiring Person or (ii) the Final Expiration Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). Following the expiration of the above periods, the Rights become nonredeemable. Immediately upon the action of the Board of Directors ordering any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, except that from and after such time as the Rights are distributed no such amendment may adversely affect the interest of the holders of the Rights, excluding the interests of any Acquiring Person.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company’s Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors, since the Rights may be amended to permit such acquisition or redeemed by the Company at $0.001 per Right prior to the earliest of (i) the time that a person has become an Acquiring Person or (ii) the Final Expiration Date.

The Rights Agreement, dated as of September 18, 2002, between the Company and the Rights Agent has been filed with the Securities and Exchange Commission as an Exhibit to the Company’s Current Report on Form 8-K filed on September 18, 2002. Amendment No. 1 to Rights Agreement, dated as of May 4, 2012, between the Company and the Rights Agent has been filed with the Securities and Exchange Commission as an Exhibit to the Company’s Current Report on Form 8-K filed on May 7, 2012. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits, which are incorporated herein by reference.

Item 2.	Exhibits.

Exhibit No.	Description

3.1	Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 4.1 to Dendreon Corporation’s Current Report on Form 8-K filed on September 18, 2002)

3.2	Certificate of Amendment of Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 3.1 to Dendreon Corporation’s Current Report on Form 8-K filed on May 7, 2012)

4.1	Rights Agreement, dated as of September 18, 2002, between Dendreon Corporation and Computershare Shareowner Services LLC (f/k/a Mellon Investor Services LLC) (incorporated herein by reference to Exhibit 99.2 to Dendreon Corporation’s Current Report on Form 8-K filed on September 18, 2002)

4.2	Amendment No. 1 to Rights Agreement, dated as of May 4, 2012, between Dendreon Corporation and Computershare Shareowner Services LLC (f/k/a Mellon Investor Services LLC) (incorporated herein by reference to Exhibit 4.1 to Dendreon Corporation’s Current Report on Form 8-K filed on May 7, 2012)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DENDREON CORPORATION

Date: May 7, 2012	By:	/s/ Christine Mikail Cvijic
Christine Mikail Cvijic
Executive Vice President, Corporate Development, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

3.1	Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 4.1 to Dendreon Corporation’s Current Report on Form 8-K filed on September 18, 2002)

3.2	Certificate of Amendment of Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 3.1 to Dendreon Corporation’s Current Report on Form 8-K filed on May 7, 2012)

4.1	Rights Agreement, dated as of September 18, 2002, between Dendreon Corporation and Computershare Shareowner Services LLC (f/k/a Mellon Investor Services LLC) (incorporated herein by reference to Exhibit 99.2 to Dendreon Corporation’s Current Report on Form 8-K filed on September 18, 2002)

4.2	Amendment No. 1 to Rights Agreement, dated as of May 4, 2012, between Dendreon Corporation and Computershare Shareowner Services LLC (f/k/a Mellon Investor Services LLC) (incorporated herein by reference to Exhibit 4.1 to Dendreon Corporation’s Current Report on Form 8-K filed on May 7, 2012)